EXHIBIT 99.1

MOGO ANNOUNCES RESULTS OF ITS ANNUAL MEETING OF SHAREHOLDERS

December 11, 2020, Vancouver – The annual general meeting of shareholders (the "Meeting") of Mogo Inc. (TSX: MOGO; NASDAQ: MOGO) ("Mogo" or the "Company"), one of Canada's leading financial technology companies, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, which included the election of directors and the appointment of the auditors of the Company, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated November 16, 2020 (the “Circular”), which can be found under the Company’s profile on SEDAR (www.sedar.com).

The total number of votes cast by shareholders by proxy or online at the Meeting was 10,032,174 votes, representing 33.36% of the Company's outstanding shares as at October 27, 2020. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	8,857,663	94.30%	535,123	5.70%
Gregory Feller	8,858,663	94.31%	534,123	5.69%
Kees Van Winters	9,150,653	97.42%	242,132	2.58%
Michael Wekerle	9,054,152	96.39%	338,634	3.61%
Minhas Mohamed	9,150,320	97.42%	242,466	2.58%

Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
10,004,303	99.72%	27,871	0.28%

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR at www.sedar.com.

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes, begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products, all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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